Filed by Chevron Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Noble Energy, Inc.
Commission File No. 001-07964
Date: July 20, 2020

Chevron Corporation posted the following communication on its intranet site available to its employees on July 20, 2020.

Chevron Employee FAQ

1.	Who is Noble Energy?
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Noble Energy is a leading independent oil and gas exploration and production company with a high-quality, multi-asset global portfolio of crude oil and natural gas assets, including in the Permian Basin, DJ Basin, Israel, and other established positions in Equatorial Guinea, U.S. midstream and the Eagle Ford.

•	The company is headquartered in Houston, Texas, with over 2,000 employees and roughly 2.05 billion BOE of proved reserves as of the end of 2019.

2.	Why is Chevron buying Noble now? What are the benefits to Chevron?
•	The acquisition of Noble Energy provides Chevron with low-cost, proved reserves and attractive undeveloped resources that will enhance and diversify Chevron’s already advantaged Upstream portfolio.
•	Noble Energy brings a new set of low capital, cash generating assets in offshore Israel and strengthens Chevron’s position in the Eastern Mediterranean.
•	Noble Energy also enhances our leading U.S. unconventional position with de-risked acreage in the DJ Basin and over 92 thousand, largely contiguous and adjacent, acres in the Permian Basin.
•	As a result, Chevron expects the transaction to enhance its long-term performance and benefit our results starting one year after closing.

3.	How are we going to pay for the transaction? What is the impact to Chevron’s financial position?
•	The acquisition is an all-stock transaction, leveraging Chevron’s attractive equity currency while protecting our balance sheet.
•	The total enterprise value of this transaction is $13 billion.
o	Upon closing, Chevron will issue approximately 58 million shares of stock for a total consideration of $5 billion
o	Chevron will also assume Noble Energy’s net debt and book value of non-controlling interest.
•	Chevron continues to expect to maintain a strong balance sheet, with ample liquidity to support our financial priorities, including the dividend.

4.	Will there be any changes to management?
•	Upon closing, the combined company will continue be led by Mike Wirth as Chairman and CEO.
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At this time, we are focused on completing the transaction in the fourth quarter, subject to Noble shareholder approval, regulatory approvals and other customary closing conditions, and delivering value to our shareholders.

5.	Does this signal a change in Chevron’s strategic focus?
•	Chevron’s strategic priorities remain unchanged.
•
This acquisition is aligned with our priorities and underscores our goal to continuously high-grade our portfolio and invest in short-cycle, higher-return assets with low execution risk while protecting our balance sheet.

6.	How will we integrate Noble Energy into Chevron?
•	We are in the process of forming an integration team.

•	You can expect frequent communications from the integration team as their work progresses.

7.	What assets do we intend to divest as a result of this acquisition?
•	We are constantly looking at opportunities high grade our portfolio.
•	We will continue to evaluate our portfolio in its entirety on an ongoing basis, which will include Noble Energy’s assets post-closing.

8.	How long will it take for this transaction to close? What is the process between now and closing?
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The acquisition is subject to Noble Energy shareholder approval, regulatory approvals and other customary closing conditions. Until then, it is business as usual, and both companies will continue to operate as separate companies.

•	We will continue to be transparent throughout the process.
•	We expect the transaction to close in the fourth quarter of 2020.

9.	How will this affect Chevron’s culture?
•	The Chevron Way defines who we are, what we do, what we believe and what we plan to accomplish.
•	We will continue to conduct all our business following our Chevron Way principles and values.

10.	What is the immediate impact on our daily activities?
•	There is no immediate impact on your day-to-day activities.
•	Until the deal officially closes, which we expect in the fourth quarter of 2020, we will operate as two separate companies.
•	It is important that we continue to focus on delivering safe, reliable results.

11.	How will this impact the transformation?
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This acquisition aligns with our ongoing efforts to transform our company by high grading our assets and evolving our operating models and structures, workflows and processes to ensure we can deliver the best possible results.

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The actions we have taken to date to high-grade our portfolio and transform and evolve our workflows, structure and operating models enable us to acquire these high-quality assets in the current market environment while preserving our financial strength.

•	Our transformation objectives and activities – including the selection schedule – remain unchanged.

12.	Will there be job impacts as a result of this transaction? Are you opening or closing offices as a result?
•	Ensuring a talented and skilled workforce is a priority.
•	Our goal is to establish an integrated organization ready to safely and effectively manage the world-class assets and opportunities of the combined company.
•	Until the transaction closes, which is expected in the fourth quarter of 2020, it’s business as usual, and both Chevron and Noble will operate as separate companies.
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Joe Geagea and Brent Smolik, Noble’s President and Chief Operating Officer, will be the executives accountable for the integration. Balaji Krishnamurthy, general manager of the Transformation Office, will lead the Integration Management Office in addition to his current role.

13.	Will Noble Energy employees be competing for jobs in the next two selection rounds?
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The acquisition is subject to Noble shareholder approval, regulatory approvals and other customary closing conditions. Until then, it is business as usual, and both companies will continue to operate as separate companies.

•	We will continue to be transparent throughout the process.
•	We expect the transaction to close in the fourth quarter of 2020.

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CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron Corporation (“Chevron”) and Noble Energy, Inc. (“Noble Energy”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual run-rate operating and other cost synergies and anticipated accretion to return on capital employed, free cash flow, and earnings per share), projected financial information, future opportunities, and any other statements regarding Chevron’s and Noble Energy’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and Noble Energy’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Noble Energy stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or Noble Energy’s respective businesses; the effect of this communication on Chevron’s or Noble Energy’s stock prices; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Noble Energy’s control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, including the anticipated annual run-rate operating and other cost synergies and accretion to return on capital employed, free cash flow, and earnings per share; Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: changing crude oil and natural gas prices and demand for our products and production curtailments due to market conditions; crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries;

public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related government policies and actions; changing economic, regulatory and political environments in the various countries in which the company operates; general domestic and international economic and political conditions; changing refining, marketing and chemicals margins; the company's ability to realize anticipated cost savings, expenditure reductions and efficiencies associated with enterprise transformation initiatives; actions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alternate-energy sources or product substitutes; technological developments; the results of operations and financial condition of the company's suppliers, vendors, partners and equity affiliates, particularly during extended periods of low prices for crude oil and natural gas during the COVID-19 pandemic; the inability or failure of the company's joint-venture partners to fund their share of operations and development activities; the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects; potential delays in the development, construction or start-up of planned projects; the potential disruption or interruption of the company's operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond the company's control; the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; significant operational, investment or product changes required by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from pending or future litigation; the company's future acquisitions or dispositions of assets or shares or the delay or failure of such transactions to close based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government-mandated sales, divestitures, recapitalizations, industry-specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on scope of company operations; foreign currency movements compared with the U.S. dollar; material reductions in corporate liquidity and access to debt markets; the receipt of required Board authorizations to pay future dividends; the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies; the company's ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and the factors set forth under the heading “Risk Factors” on pages 18 through 21 of the company's 2019 Annual Report on Form 10-K and in subsequent filings with the U.S. Securities and Exchange Commission. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Chevron assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.
Important Information For Investors And Stockholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Noble Energy  After the registration statement is declared effective, Noble Energy will mail a definitive proxy statement/prospectus to stockholders of Noble Energy . This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Noble Energy may file with the SEC and send to Noble Energy ’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND NOBLE ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER

DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Noble Energy through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Noble Energy will be available free of charge on Noble Energy ’s website at http://investors.nblenergy.com.
Chevron and Noble Energy  and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 21, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 7, 2020. Information about the directors and executive officers of Noble Energy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 12, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 10, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
As used in this communication, the term “Chevron” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Chevron Corporation, one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.
Terms such as “resources” may be used in this communication to describe certain aspects of Chevron’s and Noble Energy’s portfolio and oil and gas properties beyond the proved reserves. For definitions of, and further information regarding, this and other terms, see the “Glossary of Energy and Financial Terms” on pages 54 through 55 of Chevron’s 2019 Supplement to the Annual Report available at chevron.com.